Exhibit 99.1

TSX:    JE
NYSE: JE

●	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Announces Closing of the Sale of National Home Services to Reliance Comfort Limited Partnership for $505 Million

TORONTO, ONTARIO - - November 24, 2014 - Just Energy Group, Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a competitive retailer of natural gas and electricity, is pleased to announce that it has closed its previously announced sale of National Energy Corporation (which operates under the name National Home Services) (“NHS”), its water heater and HVAC home services business, to Reliance Comfort Limited Partnership (“Reliance”).   Headquartered in Toronto with operating branches located across the country, Reliance employs more than 1,200 team members and serves more than 1.6 million residential and commercial customers.

The purchase price received was $505 million subject to certain adjustments, including working capital balances.

Co-CEOs Deb Merril and James Lewis stated: “We are very excited to have completed the sale of this non-core business.  Our priority has been the reduction of Company debt levels and the net proceeds of this sale will be applied to our outstanding debt. Subject to a final working capital adjustment, we estimate the sale will result in the repayment of $260 million in NHS debt with remaining net proceeds of approximately $160 million being applied to other Just Energy net debt.  This debt repayment will move Just Energy’s net debt to EBITDA to 3.6 times, closer to its long term target of 3 times. At the end of fiscal 2014, the ratio was over 6 times. We are excited about and remain committed to growing our core energy business through innovative energy products that provide our customers with real value.  We would like to thank all of the employees at NHS for their commitment and effort and wish them the best of success.  NHS is in good hands with Reliance.”

Reliance President & CEO, Sean O’Brien added, “This is good news for consumers.  This merger will create a more competitive business for Reliance that allows us to expand our product offering to new customers, continue to build our culture of excellence, and strengthen our customer service especially in the GTA and Quebec with NHS’ complementary portfolio.”

Immediately prior to the closing of the sale, NHS and the Company entered into a Consent Agreement with the Competition Bureau to settle the Bureau’s investigation of door-to-door water heater sales in Ontario and Quebec.  The Competition Bureau’s press release can be found at www.competitionbureau.gc.ca.

RBC Capital Markets and CIBC World Markets acted as financial advisors to Just Energy with respect to the transaction.

Legal advisors to Just Energy were Fasken Martineau DuMoulin LLP with respect to the transaction and Davies Ward Phillips & Vineberg LLP with respect to competition matters. Torys LLP provided legal advice to Reliance.

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves more than 2 million residential, commercial and home services customers (4.6 million RCEs) through a wide range of energy programs and home comfort services. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy, Tara Energy and Green Star Energy.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to the closing of the sale of NHS and the anticipated benefits thereof, as well as customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

None of the Toronto Stock Exchange, the New York Stock Exchange or the London Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-982-0475
michael.cummings@alpha-ir.com